SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 July, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 26 July, 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                          Protherics PLC

                                               Notification of Major Interests in Shares

London,  UK;  Brentwood,  TN, US: 26 July 2007 - Protherics PLC ("Protherics" or the "Company"),  the  international  biopharmaceutical company  focused on critical  care and cancer,  announces  that,  on 24 July 2007, a  notification  of interest in the  ordinary  share capital of the  Company  was  received  from AXA  Investment  Managers  UK Limited on behalf of AXA S.A.  and its Group  companies,  in accordance with the Transparency Obligations Directive.  Details of their interest are as follows:

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1.  Reason for the notification (please tick the appropriate box or boxes)

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An acquisition or disposal of voting rights                                                                                                  x

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An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

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An event changing the breakdown of voting rights

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Other (please specify):

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2. Full name of person(s) subject to the notification obligation:          AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies.
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3. Full name of shareholder(s) (if different from 2.):

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4. Date of the transaction (and date on which the threshold is crossed                                     23 July 2007
or reached if different):

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5. Date on which issuer notified:                                                                          24 July 2007

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6. Threshold(s) that is/are crossed or reached:                                                                10%

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7. Notified details:
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A: Voting rights attached to shares
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Class/type of shares      Situation previous to the             Resulting situation after the triggering transaction
if possible using the     Triggering transaction
ISIN CODE
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                          Number of    Number of Voting     Number of shares    Number of voting rights                  % of voting rights
                          Shares       Rights
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                                                            Direct              Direct               Indirect            Direct         Indirect
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 GB0007029209             33,389,110   33,389,110           340,879             340,879              34,627,202          0.10%          10.21%

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B: Financial Instruments
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Resulting situation after the triggering transaction
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Type of financial instrument    Expiration date      Exercise/ Conversion  Period/ Date   Number of voting rights that may be    % of voting rights
                                                                                          acquired if the instrument is
                                                                                          exercised/ converted.
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Total (A+B)
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Number of voting rights                                                    % of voting rights
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34,968,081                                                                 10.31%
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8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
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                       Name of Company/Fund                                       Number of Shares                % of issued share capital

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AXA UK Investment Co ICVC                                                               1,121,588                          0.33062
UK Smaller Companies Fund
                             Indirect
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Sun Life Pensions Management Ltd                                                           11,250                          0.00332
                              Direct
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Sun Life Unit Assurance Ltd                                                                53,913                          0.01589
FTSE All Share Tracker
                              Direct
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Sun Life Pensions Management                                                              275,716                          0.08128
FTSE All Share Tracker
                              Direct
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AXA Framlington                                                                        15,013,453                          4.42568
UK Select Ops
                             Indirect
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AXA Framlington                                                                        13,753,131                          4.05416
Equity Income
                             Indirect
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AXA Framlington                                                                         1,267,498                          0.37363
Health
                             Indirect
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AXA Framlington                                                                         1,692,599                          0.49895
Managed Balanced
                             Indirect
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AXA Framlington                                                                           394,259                          0.11622
BAE Systems Pensions Fund CIF Trustees
                            Indirect
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AXA Framlington                                                                           176,049                          0.05190
BAE Systems 2000 Pensions Fund
                             Indirect
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Framlington onshore private clients                                                     1,152,375                          0.33970
                             Indirect
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Framlington onshore private clients                                                        56,250                          0.01658
                             Indirect
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                                                       Total Direct                       340,879                          0.10048
                                                     Total Indirect                    34,627,202                         10.20745
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                                                              TOTAL                    34,968,081                         10.30793
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Proxy Voting:
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9. Name of the proxy holder:
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10. Number of voting rights proxy holder will cease to hold:
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11. Date on which proxy holder will cease to hold voting rights:
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12. Additional information:
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                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                                                      +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                                                 +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                                                  +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                                                          +1 212 850 5600

Or visit  www.protherics.com